August 4, 2006

Earl T. Shannon
President
Salty's Warehouse, Inc.
140 Royal Palm Way, Suite 300
Fort Lauderdale, FL 33316

> **Re: Salty's Warehouse, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment No. 4 filed July 31, 2006**
> **Registration No. 333-130707**

Dear Mr. Shannon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In these comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Opinion

1.   We refer to the penultimate paragraph in your legal opinion where you state that members of your firm who have performed services for the Company are licensed to practice *only* in the State of California. This language implies that counsel is not giving an opinion on the specific laws the opinion is intended to address. Item 601(b)(5) of Regulation SB requires an opinion without any qualifications as to the relevant jurisdiction. Please revise to remove the qualification or obtain local Florida counsel to render the opinion.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kelly McCusker at 202-551-3433 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc (*via facsimile*):   Ruba Qashu, Esq.